

April 12, 2016

Mail Stop 4631

<u>Via Email</u>
Mr. Todd Slater
Chief Financial Officer
Olin Corporation
190 Carondelet Plaza, Suite 1530
Clayton, MO 63105

     Re: **Olin Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed March 1, 2016
              File No. 1-1070

Dear Mr. Slater:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Terence O'Brien

                        Terence O'Brien
                        Accounting Branch Chief
                        Office of Manufacturing and
                        Construction